

September 30, 2011

Via E-mail
Ross J. Kari
Executive Vice President — Chief Financial Officer
Federal Home Loan Mortgage Corporation
8200 Jones Branch Drive
McLean, VA 22102

> **Re: Federal Home Loan Mortgage Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 24, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 8, 2011**
> **File No. 001-34139**

Dear Mr. Kari:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

1.   Please revise the cover page in future filings to reference the correct Commission file number 001-34139.

Item 1. Business, page 1
Minimizing Credit Losses, page 4

2.   We note your disclosure that during 2010 and 2009 you entered into agreements releasing certain loans from repurchase obligations in exchange for one-time cash payments. In future filings please disclose the percentage of your portfolio by year of

origination of the loan that is subject to these release agreements.

3.   We note the FHFA Inspector General's report entitled "Evaluation of the Federal Housing Finance Agency's Oversight of Freddie Mac's Repurchase Settlement with Bank of America." Specifically, we note that Freddie Mac agreed to undertake a broader review of its loan sampling methodology and FHFA suspended future repurchase settlement agreements pending the outcome of this review. Please expand your disclosure in future filings to disclose that future repurchase settlement agreements have been suspended pending the outcome of your review of your loan sampling methodology and to disclose the status of this review.

4.   We note your disclosure that historically your credit loss exposure has also been partially mitigated by mortgage insurance. Please expand this section in future filings to disclose the percentage of your portfolio that is covered by mortgage insurance.

Loss Mitigation and Loan Workout Activities, page 18

5.   We note the description of your loan workouts here including repayment plans, loan modifications, and forbearance agreements. Please revise future filings to disclose the average time period granted for repayment plans and short-term forbearance agreements. Also, tell us and disclose if there are restrictions on the number of times a loan can be modified during a defined period.

SEC Regulation on Disclosure for Asset-Backed Securities, page 35

6.   In future filings please explain why compliance with the disclosure requirements in the new asset-backed securities rules will likely present significant operational challenges for you.

Energy Loan Tax Assessment Programs, page 36

7.   We note your disclosure that the Property Assessed Clean Energy, PACE, programs create a new lien that is senior to any existing first mortgage lien on the property. Also, we note that you released a directive to your seller/services to reinforce your requirement that mortgages sold to you must be and remain in the first-lien position. Please address the following:

- Tell us whether you are able to track the loans within your portfolio that also have PACE assessments on the property. If so, tell us and revise to disclose in future filings the amount of the loans impacted by PACE assessments and disclose any significant state concentrations.

- Tell us if you have purchased loans since July 6, 2010 where the property had an outstanding PACE obligation.

- Tell us whether the default and delinquency statistics show a different trend for loans where the underlying properties had a PACE assessment.

Item 1A. Risk Factors, page 38
Our financial condition or results of operations may be adversely affected if…, page 47

8. We note your disclosure that when a mortgage insurer rescinds coverage, you *may* require the seller/servicer to repurchase the mortgage or to indemnify you for additional loss. Please tell us what factors you consider when deciding whether or not you will require the repurchase of the mortgage or indemnification. Also, please tell us the percentage of times when you decided not to require the repurchase or indemnification despite the fact that a mortgage insurer rescinded coverage.

9. Please expand this risk factor in future filings to quantify the UPB of loans subject to repurchase requests because of mortgage insurance rescissions.

Our credit and other losses could increase if…, page 48

10. Please expand your risk factor disclosure in future filings to quantify your exposure to FGIC, Ambac and your other bond insurers that you believe lack sufficient ability to fully meet your claims.

The loss of business volume from key lenders…, page 49

11. We note your disclosure that there is a risk you will not be able to enter into a new commitment with a key customer. In future filings, please quantify the percentage of your mortgage purchase volume that comes from this customer and clarify whether this customer primarily sells you single-family mortgages or multifamily mortgage loans.

We have incurred and will continue to incur expenses …, page 55

12. We note your statement that mortgage insurance claims could be denied if delays caused by servicers' deficient foreclosure practices prevent servicers from completing foreclosures within required timelines defined by mortgage insurers. Also, we note your disclosure on page five that the nationwide average completion of a foreclosure was 448 days. Please disclose the timelines required by mortgage insurers. If these timelines vary, please disclose a range. Also, tell us if you have experienced insurance claim rejections due to this timeline and if so, the total credit losses incurred.

13. We note your disclosure that you have incurred and will continue to incur expenses related to deficiencies in foreclosure documentation practices and the costs of remediating them, which may be significant. Please tell us and revise to disclose in future filings the amount of expense you have incurred in each period presented due to deficiencies in foreclosure documentation practices and a description of the expenses incurred.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 66
Provision for Credit Losses, page 72

14.   You disclose here that the allowance is maintained at levels deemed adequate to absorb probable incurred losses on mortgage loans held-for-investment and loans underlying your financial guarantees. If true, please revise your disclosure in future filings to confirm here as well as in other places throughout the document where you refer to the allowance for loan losses and reserve for guarantee losses as adequate or state that you determine the adequacy of the allowance to instead state that you believe the allowance is maintained at a level believed appropriate to absorb probable credit losses incurred in the loan portfolio.

Other Categories of Single-Family Mortgage Loans, page 121

15.   We note your disclosure on page 122 that while you have classified loans as subprime or Alt-A for purposes of certain of your disclosures, there is no universally accepted definition of subprime or Alt-A and therefore classifications of such loans may differ from those used by other companies. We also note that for purposes of your disclosures, your definition is based on how the security collateral was reported to you at the time you entered into the transactions with the seller/servicer. In light of the fact that each seller/servicer could have a separate definition of subprime or Alt-A, please tell us why you have elected to base your definition on how they define the collateral. In this regard, explain why you have not identified your own definition of subprime and Alt-A and then classified all of the collateral consistently. As part of your response, tell us whether you are provided with all of the information in order to be able to classify the amounts consistently.

Single-Family Mortgage Product Types, page 121

16.   We note that both your interest-only loans and option ARM loans have initial periods where the borrower either pays only interest or has payment options until a specified date when both principal and interest payments are required. Also, we note your table 43 that presents the single-family scheduled adjustable-rate resets by year. Please revise this table to include similar information for fixed-rate interest-only loans. Also, tell us and revise to disclose whether the default and delinquency statistics for those loans that have reset and are amortizing show a different trend than those that are still in the interest-only period.

Table 44 – Certain Higher-Risk Categories in the Single-Family Credit Guarantee Portfolio, page 124

17.   We note your footnote two to table 44 appears to relate to the calculation of the original LTV ratio, as opposed to the calculation of the estimated current LTV ratio. Please confirm that the percentages disclosed in table 44 represent the estimated current LTV ratios and that the amounts are calculated consistently with footnote five to Table 42.

Home Affordable Modification Program, page 128

18.   We note your disclosure on page 129 that approximately 31% of loans in the HAMP
       trial period have been in the program for more than the minimum duration of three
       months. Also, we note that effective June 1, 2010, borrowers must provide income
       documentation before entering into the HAMP trial period. Please tell us and revise to
       disclose in future filings the following:

       •   The weighted-average life that a borrower was in the trial period for loans entered
           into the program on or before December 31, 2010;

       •   The maximum duration that a loan can continue in the HAMP trial period before it is
           cancelled; and

       •   Even though the ultimate completion rate for HAMP modification is uncertain, given
           the time period since the HAMP program has started and the changes made to the
           program in June 2010, please tell us whether you are now able to disclose the current
           percentage of loans that entered the HAMP trial program to date that have completed
           a formal modification.   As part of your revised disclosure, you may separate out the
           percentages between those that completed a formal HAMP modification versus
           another workout program.

Home Affordable Refinance Program, page 130

19.   We note that relief refinance mortgages comprised 36% of your total refinance volume
       in 2010 and 40% during the first half of 2011. Also, effective July 1, 2009 you
       increased the current LTV ratio limit for relief refinance mortgages from 105% to 125%.
       Given the activity in the past few years in this program and the fact that loans with
       LTVs over 100% are considered "underwater", please tell us and revise to disclose
       delinquency statistics for refinanced loans and segregate the statistics by relief refinance
       mortgages and other refinance loans with LTVs below 100%.

Non-Performing Assets, page 139

20.   Please expand the disclosure following Table 55 to also disclose REO activity in
       California, Florida, Arizona, Michigan, Georgia and Illinois as a separate item.

Table 55 – REO Activity by Region, page 141

21.   We note your disclosure on page 142 that you expanded your REO sales methods during
       2010 to use auctions and bulk sale transactions of properties in certain geographical
       areas. Please tell us how you determine the fair value less cost to sell of properties
       included in auctions and bulk sales and if you have experienced a significant difference
       in gains or losses from sales between these selling methods and others you use. Also,
       disclose the geographical areas you expanded these sales methods to and if you intend to

utilize these methods in other areas in the future.

Loan Loss Reserves, page 142

22.   Please expand the disclosures following Table 58 to also disclose charge-offs and recoveries in California, Florida, Arizona and Nevada as a separate item.

Allowance for Loan Losses and Reserve for Guarantee Losses, page 183

23.   We note your charge-off policies and that charge-offs generally occur at final disposition of the loan; however, it may occur prior to final disposition. Please revise future filings to clarify the factors you consider in concluding that the loan is uncollectible and the loss is reasonably quantifiable for charge-offs prior to final disposition. Also, clarify whether you have an established threshold in terms of days past due beyond which you partially or fully charge-off loans. Refer to ASC 310-10-50-11B(b).

24.   You disclose that your loan loss reserves on homogeneous pools of loans consider factors like delinquency history and status, historical trends in home prices, actual loss severity for similar loans, default experience, and trends in the timing of foreclosures. In addition, we note that you rely on third parties to service the majority of the loans in your portfolio. Please address the following:

- Tell us and revise future filings to disclose how you obtain the current loan data, including historical losses and delinquencies, from a servicer. In addition, state whether there is a lag in the receipt of the current loan data and how you consider this lag in your allowance for loan loss calculation.

- Tell us and consider disclosing in future filings the number of months you look-back for key factors, like those noted above, that you use in your loan loss calculation. For example, disclose the look-back period for foreclosures used in your trend calculation on the timing of foreclosures and discuss how historical and/or future trends in home prices are incorporated into the analysis. Identify any changes to these look-back periods that were implemented during the past three years.

Non-Performing Loans, page 185

25.   We note your disclosure that non-accrual mortgage loans may return to accrual status when the collectability of principal and interest is reasonably assured. Please tell us and revise future filings to disclose how you determine that collectability is reasonably assured in order to return a nonaccrual loan to accrual status. Specifically disclose if a borrower needs to make a certain number of monthly payments before returning a loan to accrual status.

Impaired Loans, page 185

26.   Please tell us and revise future filings to address the following regarding your impaired

loan policy:

- Clarify whether you assess for impairment on an individual basis or in the aggregate for single-family loans where foreclosure on the underlying collateral is probable.

- Discuss the factors in detail you consider for multifamily loans that are deemed impaired based on management judgment.

Troubled Debt Restructurings, page 185

27.   You disclose that the TDR assessment is not performed for loans modified under the MHA Program until successful completion of the trial period and at the date that the contractual terms of the modified loan become effective. We also note your disclosure on page three of your June 30, 2011 Form 10-Q that you have a new initiative where you will implement a new non-HAMP loan modification process, that similar to HAMP, will require borrowers to complete a three month trial period. Please explain to us how you concluded that during the trial period of the modified payments these loans should not be accounted for as TDRs.

Repurchase and Resale Agreements and Dollar Roll Transactions, page 187

28.   We note your accounting policy disclosure for dollar roll transactions and that some of these transactions are treated as sales. Please tell us, and revise future filings to disclose whether you have accounted for any of these transactions during 2009, 2010, and first half of 2011 as sales for accounting purposes in your financial statements and if so, provide the accounting analysis supporting the sales treatment applied. For those repurchase agreements accounted for as sales, please quantify the amount qualifying for sales accounting at each quarterly balance sheet date for each of the past two years as well as the average balance of repurchase agreements qualifying for sales accounting as of December 31, 2010 and 2009.

Note 4: Variable Interest Entities, page 201
Other Guarantee Transactions, page 202

29.   We note your disclosure here and on page 205 that your determination of consolidation varies by Other Guarantee Transaction because your involvement with each securitization trust varies including the power to direct and exposure to benefits or losses. Also, we note that some of the Other Guarantee Transactions are consolidated at December 31, 2010, but it appears the vast majority of them are not. Please tell us and revise future filings to describe in more detail the key differences in the nature and amount of the variable interests held, the powers you have, and how they are obtained, which resulted in the consolidation of only certain of your Other Guarantee Transactions. Please also specifically discuss whether you provide a guarantee for the Other Guarantee Transactions that you do not consolidate.

Credit Quality of Mortgage Loans, page 207

30.   We note your disclosure here that current LTV ratio is a key factor you consider when estimating your loan loss reserves for single-family loans. Also, footnote one to Table 5.2 states that to calculate current LTV ratios you adjust the value of the property at origination for changes in the market value of homes in the same geographical area. Please tell us in greater detail how you calculate the changes in the market value of homes since origination. Address whether you rely on a third-party index like the S&P/Case-Shiller or your own internal home price index. If you use an internal home price index for the calculation of your current LTV ratios and as a factor in your allowance for loan losses calculation, please describe the inputs of the index and whether foreclosed properties are included within your index.

31.   We note your credit quality indicator disclosures for single-family loans, however; we were unable to locate similar disclosures for the multifamily loan portfolio. You state on page 124 that for multifamily loans you monitor mortgage loan characteristics like the current LTV ratio and DSCR, and you disclose the percentage of the multifamily portfolio that had current LTV ratios of 100% or more and the estimated current average DSCR on page 126. Given that this information is monitored on an ongoing basis and is a factor considered in the loan loss reserve it would appear these would be your credit quality indicators for the multifamily loan segment. Please revise future filings to present the disclosures required under ASC 310-10-50-29 related to credit quality indicators for your multifamily loan portfolio by class of financing receivable.

Note 6: Individually Impaired and Non-Performing Loans, page 211

32.   We note your individually impaired single-family loans include both performing and non-performing TDRs as well as loans acquired under your financial guarantees with deteriorated credit quality. Also, we note from footnote one to Table 6.1 that those single-family loans with no specific allowance are the loans acquired with deteriorated credit quality and you disclose on page 140 that single-family TDRs totaled $29.8 billion. Please reconcile the difference between the $29.8 billion and the total single-family loans with specific allowance presented in the impaired loans table. Also, confirm that there were no multifamily loans included in the $2.6 billion with no specific allowance recorded.

33.   You define non-performing loans on page 185 as loans placed on non-accrual status because you believe collectability of interest and principal is not reasonably assured, which generally occurs when a loan is three monthly payments past due, unless the loan is well secured and in the process of collection. We note per Table 6.2 that your non-accrual loans totaled $85.8 billion and on page 140 your non-performing loans – on balance sheet totaled $116.7 billion as of December 31, 2010. Please explain to us the difference in a non-performing loan and a loan on non-accrual status and reconcile the difference in the balances disclosed. Also, please tell us why you do not include TDRs on non-accrual status under the non-accrual heading in Table 6.2.

Note 20: Fair Value Disclosures, page 265
Valuation Methods and Assumptions Not Subject to Fair Value Hierarchy, page 277
Single-Family Loans, page 277

34.   We note your disclosure on page 277 that to determine the fair value of your single-
        family mortgage loans you use the estimate of the price you would receive if you were
        to securitize these loans. Also, we note that you adjust the benchmark security pricing
        to account for credit and other costs and benefits inherent in your guarantee obligation,
        and to calculate the adjustment you use entry-pricing information for all guaranteed
        loans that would qualify for purchase under current underwriting guidelines. Please
        explain why you use entry-pricing information as part of your valuation of single-family
        loans when ASC 820-10-30 states that the fair value of the asset represents the price that
        would be received to sell the asset or the exit price.

Note 21: Legal Contingencies, page 279

35.   We note that for the vast majority of litigation matters discussed here you have not
        provided any discussion of the possible loss or range of possible loss, which appears
        unusual given the different stages of each of the litigation matters discussed.   Please
        revise your disclosure in future filings to either provide a range of loss, which may be
        aggregated for all of the litigation matters for which you are able to estimate the amount
        of the loss or range of possible loss, or provide explicit disclosure for each of the
        litigation matters that you are unable to estimate the loss or range of possible loss and
        the reasons why you are unable to provide an estimate. Furthermore, if you cannot
        estimate the possible loss or range of possible loss, please consider providing additional
        disclosure that could allow a reader to evaluate the potential magnitude of the claim,
        such as details regarding the total amount of damages claimed when known.

Item 11. Executive Compensation, page 298
Determination of the Performance-Based Portion of 2010 Deferred Base Salary, page 302

36.   We note that for certain performance measures you have not disclosed the specific target
        or both the target and actual results because you believe such disclosure would cause
        competitive harm. Please provide us with a detailed analysis supporting your conclusion
        that disclosure of the targets and/or results for segment earnings, return on assets on new
        single-family and multifamily purchases, option-adjusted spread on new investments
        purchases, and conservation of assets would cause competitive harm. In particular, your
        competitive harm analysis should clearly explain the nexus between disclosure of the
        goals and the competitive harm that is likely to result from disclosure. Refer to
        Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure
        Interpretation 118.04 for guidance.

Form 10-Q for the Quarter Ended June 30, 2011
Other Income, page 18

37.   We note your disclosure that other income reduced in 2011 by approximately $293
       million due to the correction of an error associated with the accrual of interest income
       for certain impaired mortgage-related securities. Please explain the error associated with
       your impaired mortgage-related securities and if it was due to a change in your interest
       income policy for impaired securities. In your response discuss in detail your
       accounting policy for securities after impairment at both December 31, 2010 and June
       30, 2011.

Other Expenses, page 20

38.   We note here that you had an increase in expenses during the first half of 2011 due to
       the transfers and terminations of mortgage servicing. Please tell us and revise to
       disclose in future filings the portion of the loan portfolio that you transferred and
       terminated the servicing rights. Also, tell us if any of your top 10 servicers disclosed on
       page 49 were part of the transfer and termination of mortgage servicing rights. If so,
       revise to disclose in future filings the impact the transfer and termination had on the
       significance of these servicers to your total loan portfolio.

Risk Management, page 48
Mortgage Seller/Servicers, page 49

39.   We note your disclosures beginning on page 49 regarding your mortgage repurchase
       requests to seller/servicers and the risk that if the repurchase is not satisfied you will be
       subject to the full range of credit risks posed by the loan. Also, we note that mortgage
       insurance rescissions are one reason that you could request a mortgage repurchase from
       the seller/servicer. Please address the following:

       •   Tell us and revise to disclose the percentage of successful loan repurchase requests
           you made by year of request where the seller/servicers have fully performed on their
           repurchase obligation or made you whole for any credit losses realized with respect
           to the loan.

       •   Tell us and disclose your credit exposure to seller/servicers who have previously
           failed to fully perform their repurchase obligations due to lack of financial capacity
           and how you consider their failure in the allowance for loan losses calculation.

       •   Explain further the reasons why the mortgage insurance rescission repurchase
           requests tend to be outstanding longer than other repurchase request types.

       •   Disclose whether the severity of credit losses you experience (prior to recoveries
           from the sellers/servicers) vary by type of type breach of representation and
           warranty.

- Revise to disclose the percentage of repurchase requests outstanding for four months or more that are in a current appeals process that was approved by you.

- Describe further the financial consequences or stated remedies that you are including in annual renewal contracts with your seller/servicers for non-compliance with repurchase requests. Also, disclose the percentage of your seller/servicers that are under the revised contract terms.

- Tell us how you account for the agreements with sellers/servicers where you release specified loans in their servicing portfolios from certain repurchase obligations in exchange for one-time cash payments. As part of your response, explain the situations where you would typically enter into these types of agreements.

- Describe in greater detail the new monitoring process you are implementing in the third quarter of 2011 for your seller/servicers and the impact you expect this process to have on repurchase requests.

Mortgage Insurers, page 52

40.   We note your disclosure on page 53 that MGIC is the mortgage insurance counterparty that covers the largest portion of your primary insurance and pool insurance. Also, we note that they may challenge your future claims under certain of the pool insurance policies. Please explain to us further what MGIC is challenging and if it is a factor that could impact your other pool insurance claims and primary insurance. In addition, tell us how you have considered the potential for lower claim coverage in your allowance for loan losses calculation.

41.   We note your disclosure that you believe that at least one of your largest servicers entered into arrangements with two of your mortgage insurance counterparties for settlement of future rescission activity for certain mortgage loans, and the fact that you may be at risk of additional loss to the extent you do not independently uncover loan defects and require lender repurchase for loans that otherwise would have resulted in mortgage insurance rescission. Your disclosure also states that in April 2011, you issued an industry letter reminding servicers that they may not enter into these types of agreements without your consent. Please provide us with a draft risk factor to be included in future filings that discusses the risks such arrangements would pose to you, including the risk you may not independently uncover loan defects and require lender repurchase for loans that otherwise would have resulted in mortgage insurance rescission, and the risk that such activity could result in negative financial impacts on your mortgage insurers' obligation to pay in some economic scenarios. Please tell us whether you have contacted the servicer about the agreement, and any actions you may have taken. Additionally, please tell us whether you have taken other actions to try to identify whether other similar agreements have been entered into under these types of

agreements without your knowledge. Finally, please tell us the identity of the servicer(s) you believe have entered into such arrangements.

Mortgage Credit Risk, page 57
Single-Family Mortgage Credit Risk, page 57

42.   We note your disclosure here that based on your quality control sampling and review in the past two years you are still finding loans with underwriting deficiencies. Please tell us if you have found a higher than average rate of underwriting deficiencies in loans you have purchased from one of your top ten seller/servicers. If so, revise to disclose the number of your top ten seller/servicers where underwriting deficiencies have been discovered and whether you require the seller/servicer to repurchase the loan or take other recourse actions.

Table 32 – Characteristics of the Single-Family Credit Guarantee Portfolio, page 59

43.   We note footnote seven to the table that you obtain updated credit information for certain borrows after the origination of the mortgage, but that this table only presents the credit score of the borrower at the time of the loan origination. Also, we note your disclosure on page 60 that combinations of loan characteristics like high LTV ratios and borrowers with lower credit scores, typically experience higher rates of serious delinquency and default. Since you already have updated credit score information for some loans in your portfolio and in an effort to provide transparent disclosure on your higher risk loans please revise this table in future filings to present more updated credit score information to the extent reasonably available.

Notes to Consolidated Financial Statements, page 106
Note 3: Variable Interest Entities, page 110
Other, page 115

44.   We note your disclosure that at June 30, 2011 and December 31, 2010 you were the primary beneficiary of two and three, respectively, credit-enhanced multifamily housing revenue bonds that were not deemed to be material. Your disclosure also indicates that you were not the primary beneficiary of the remainder of the other VIEs because your involvement is passive in nature and does not provide you with power. Please tell us the following:

- Clarify whether your consolidated financial statements reflect the consolidation of the credit-enhanced multifamily housing revenue bonds where you determined you were the primary beneficiary. If not, please tell us why.

- Please clarify the cause of the reduction in the number of these entities for which you have determined you were the primary beneficiary between December 31, 2010 and June 30, 2011.

- Tell us the key differences between the structures where you determined you were the primary beneficiary of the variable interest entity as opposed to the ones where you concluded you were not the primary beneficiary due to the lack of power to direct the activities of the VIEs that most significantly affect their economic performance.

Note 4: Mortgage Loans and Loan Loss Reserves, page 116
Table 4.3 — Detail of Loan Loss Reserves, page 118

45.   We note your roll forwards of the allowance for loan losses separated between "Unsecuritized" and "Held By Consolidated Trusts." Please respond to the following:

- In light of the fact that effective February 2010 you began to purchase substantially all delinquent loans out of the trusts after they are 120 days past due, please tell us and expand your footnote disclosures to discuss why the "Held By Consolidated Trusts" has a balance for charge-offs, as well as a balance for recoveries.

- Please provide further clarification on why the "Transfers, net" line item doesn't offset to zero between all three columns.

Note 13: Income Taxes, page 143

46.   We note your disclosure that you received a Statutory Notices from the IRS assessing $3.0 billion of additional income taxes and penalties for the 1998 to 2005 tax years. Also, we note a trial date has been set by the U.S. Tax Court, but that you continue to seek resolution by settlement. Your disclosure states that you believe you have adequate reserves for a settlement on reasonable terms. Based on this information it appears you should be able to estimate the range of the reasonably possible amount that your unrecognized tax benefits could change with the next 12 months. Please revise future filings to provide an estimated range of the reasonably possible amount that your unrecognized tax benefits could change within the next 12 months from this Notice. Refer to ASC 740-10-50-15.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lindsay McCord at (202) 551-3417 or Stephanie Hunsaker at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director